

By Electronic Mail

March 19, 2021

Filer Support Office
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: First Trust Exchange-Traded Fund VIII
        Issuer CIK: 0001667919
        Issuer File Number: 333-210186/811-23147
        Form Type: 8-A12B
        Filing Date: March 19, 2021

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- FT Cboe Vest U.S. Equity Buffer ETF – March (FMAR)
- FT Cboe Vest U.S. Equity Deep Buffer ETF – March (DMAR)
- FT Cboe Vest Growth-100 Buffer ETF – March (QMAR)
- FT Cboe Vest International Equity Buffer ETF – March (YMAR)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst